CHINA LODGING GROUP, LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 16, 2015
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting ("**AGM**") of China Lodging Group, Limited (the "**Company**") will be held at No. 2266 Hongqiao Road, Changning District, Shanghai, People's Republic of China on December 16, 2015 at 10 a.m., local time, and at any adjourned meeting thereof, for the following purpose:

1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**RESOLVED**, as an ordinary resolution:

THAT the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP. as auditor of the Company at a fee to be agreed by the Board be and is hereby approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit."

2. To consider and, if thought fit, pass the following resolution as a special resolution:

"**RESOLVED**, as a special resolution:

THAT the amendment to the Amended and Restated Articles of Association of the Company currently in effect in the form attached as Exhibit A to the Notice of Annual General Meeting to Be Held on December 16, 2015 (the "AGM Notice"), be and is hereby approved and confirmed, and effective immediately prior to the completion of the transactions contemplated under the securities purchase agreement, dated as of 14 December, 2014, entered into by and among the Company and AAPC Hong Kong Limited;

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit."

The Board of Directors of the Company has fixed the close of business on November 5, 2015 as the record date (the "**Record Date**") for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company's ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company's American depositary shares ("**ADSs**") who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company's ADS program.

Holders of record of the Company's ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

By Order of the Board of Directors,

Qi Ji
Executive Chairman of the Board

Shanghai, November 10, 2015

Exhibit A

Amendment to the Amended and Restated Articles of Association of China Lodging Group, Limited

The Article 86(1B) shall be amended in its entirety as follows:

"86(1B) (i) For so long as Winner Crown Holdings Limited ("Winner Crown"), together with its affiliates as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, continues to hold at least 15% of the Company's outstanding ordinary shares:

(a) Winner Crown shall have the right to appoint two (2) Directors to the Board (each a "Winner Crown Director" and, collectively, the "Winner Crown Directors");

(b) The Winner Crown Directors may only be removed or replaced by Winner Crown; and

(c) Notwithstanding the foregoing, any person nominated by Winner Crown to serve as the Winner Crown Director must be accepted by a majority of the Board, in their reasonable discretion, before such nomination becomes effective.

(ii) Any amendment or revocation of this Article 86(1B) shall require the prior written consent of Winner Crown as long as Winner Crown has the right to appoint any Winner Crown Director according to this Article 86(1B)."

By adding the following Article 86(1C) immediately after Article 86(1B):

"86(1C) For so long as AAPC Hong Kong Limited ("Accor"), together with its affiliates as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, holds Ordinary Shares on an as converted basis that represent at least 8% of the Pro Forma Share Capital:

(a) Accor shall have the right to designate one (1) Director to the Board and to any executive or management committee of the Board (the "Accor Director");

(b) The Accor Director may only be removed or replaced by Accor, for cause or otherwise as provided in the Securities Purchase Agreement, dated as of 14 December, 2014, by and among the Company and Accor, as the same may be amended ("Securities Purchase Agreement"); and

(c) Notwithstanding the foregoing, any person designated by Accor to serve as the Accor Director shall be nominated and elected to the Board, provided that the Board shall only refrain from nominating and electing an Accor Director designee if it reasonably determines that such designee has a criminal record or would cause the Company to violate any anti-corruption rules or to lose any material licenses.

(d) In the event of a Founder Departure, the Company shall; (i) notify Accor within 10 days thereof; (ii) procure that a representative designated by Accor be appointed as a member of the nomination committee or other committee of the Board authorized to appoint the successor or any person assuming any of his material duties or responsibilities; and (iii) promptly (but no later than the time such information is provided to any other members of the Board or its nomination committee) share with the Accor Director all relevant information with respect to any potential candidates provided to any other members of the Board or its nomination committee).

(e) At Accor's expense, the Accor Director shall have the right to be accompanied to any Board and, if applicable, committee meetings by a translator of his or her choice.

(f) Accor's rights pursuant to this Article 86(1C) shall terminate upon the earliest to occur of any termination event as provided in clause 2 or clause 8 of the Voting and ROFR Agreement (the "Voting and ROFR Agreement"), by and among the Company, Accor and various other parties, to be executed in the form attached as Exhibit E (as the same may be amended) to the Master Purchase Agreement (the "Master Purchase Agreement") among AAPC Singapore Pte., Ltd., Accor and the Company, dated as of December 14, 2014, as the same may be amended.

For the purposes of this provision, "Pro Forma Share Capital" shall mean the sum of: (i) 251,586,959 Ordinary Shares, (ii) the "Purchased Shares" and "Top-Up Shares" (as defined therein) purchased by Accor or its Affiliates pursuant to the Securities Purchase Agreement, and (iii) any Ordinary Shares or other Securities issued after the closing of the transactions contemplated by the Securities Purchase Agreement and Master Purchase Agreement as part of any issuances of securities by the Company in which Accor was entitled to participate on a pro-rata basis (each as adjusted for stock splits, dividends, recapitalizations and the like).

(g) Any amendment or revocation of this Article 86(1C) shall require the prior written consent of Accor as long as Accor's rights pursuant to this Article 86(1C) have not terminated.

Unless otherwise defined herein all capitalized terms in this Article 86(1C) shall have the meaning ascribed to them in the Voting and ROFR Agreement.